November 12, 2019

Chris Chang Yu
Chief Executive Officer
AnPac Bio-Medical Science Co., Ltd.
801 Bixing Street, Bihu County
Lishui, Zhejiang Province 323006
People's Republic of China

       Re: AnPac Bio-Medical Science Co., Ltd.
           Registration Statement on Form F-1
           Filed October 31, 2019
           File No. 333-234408

Dear Dr. Yu:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on F-1 filed October 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations
Revenues, page 72

1. Please retitle the measure you call gross revenue from physical checkup packages, so it is not referred to as being revenue. Also, disclose how the measure is relevant to understanding your results of operations and why it is important to investors.
 Chris Chang Yu
AnPac Bio-Medical Science Co., Ltd.
November 12, 2019
Page 2
Unaudited Interim Condensed Financial Statements for the Nine Months Ended September 30,
2019
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
2. Summary of Principal Accounting Policies
(f) Unaudited pro forma shareholder's deficit and loss per share , page F-52

2. Please present the 1-for-100 share split that occurred on October 31, 2019 retroactively in your financial statements for all periods presented, including any share amounts presented in the forepart of the document, or tell us why your current presentation is appropriate.
      Refer to SAB Topic 4:C.
Exhibits

3. We note that exhibit 5.1 states that the opinion "may not be relied upon by any other person for any purpose." Please revise. For guidance, see Section II.B.3.d of Staff Legal
      Bulletin No. 19 (CF).
4. Please delete the qualification "[e]xcept as disclosed in the registration statement" in paragraph 5(1) of Exhibit 99.2 and replace this language with a substantive discussion.
      Additionally, please make clear the extent that this opinion and the risk factors in the registration statement encompass the new Foreign Investment Law that will come into effect in the near future.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameChris Chang Yu
                                                            Division of
Corporation Finance
Comapany NameAnPac Bio-Medical Science Co., Ltd.
                                                            Office of Real
Estate & Construction
November 12, 2019 Page 2
cc:       Shuang Zhao
FirstName LastName